NO ACT

PE
2-3-16



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


15008388

DIVISION OF
CORPORATION FINANCE

February 3, 2016

Act: 1934
Section:
Rule: 14a-8 (OVS)
Public
Availability: 2-3-16

Arthur R. Block
Comcast Corporation
ablock@comcast.com

Re: Comcast Corporation

Dear Mr. Block:

This is in regard to your letter dated February 3, 2016 concerning the shareholder proposal submitted by the UMC Benefit Board, Inc. for inclusion in Comcast's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that Comcast therefore withdraws its January 12, 2016 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Jacqueline Kaufman
Attorney-Adviser

cc: Daniela Jaramillo
UMC Benefit Board, Inc.
djaramillo@wespath.com


COMCAST

February 3, 2016

Re: Comcast Corporation - Shareholder Proposal Submitted by UMC Benefit Board, Inc.

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549
(*via email: shareholderproposals@sec.gov*)

Ladies and Gentlemen:

In a letter dated January 12, 2016, we requested that the Staff of the Division of Corporation Finance concur that Comcast Corporation ("**Comcast**") could properly exclude from its proxy materials for its 2016 Annual Meeting of Shareholders a shareholder proposal (the "**Proposal**") submitted by UMC Benefit Board, Inc. (the "**Proponent**").

Attached as Exhibit A is a letter from the Proponent to Comcast dated January 29, 2016, stating that the Proponent voluntarily withdraws the Proposal. In reliance on this letter, we hereby withdraw the January 12, 2016 no-action request relating to Comcast's ability to exclude the Proposal pursuant to Rule 14a-8 under the Securities Exchange Act of 1934.

Please call the undersigned at (215) 286-756 if you should have any questions or concerns.

Very truly yours,

Arthur R. Block

Enclosure

EXHIBIT A



UMC Benefit Board, Inc.

Caring For Those Who Serve

1901 Chestnut Ave.
Glenview, Illinois 60025-1604
800-851-2201

January 29, 2016

Arthur R. Block
General Counsel and Secretary
Comcast Corporation
One Comcast Center
Philadelphia, PA 19103

Re: Notification of withdrawal of shareholder resolution on technical grounds

Dear Mr. Block,

UMC Benefit Board, Inc. ("Benefit Board") hereby withdraws the shareholder resolution previously filed for consideration at the Comcast Corporation ("Comcast") 2016 annual meeting of shareholders. The resolution requests "...the Comcast Corporation Board of Directors prepare a report by September 2016, at reasonable expense and omitting proprietary information, on the steps Comcast Corporation is taking to foster greater diversity on its Board..."

Benefit Board continues to believe that a strong, independent, diverse board of directors, chosen from the widest pool of talent, serves shareholders best interests. Comcast's commitment to diversity among its employees and suppliers is clear, *"We recognize, celebrate and support diversity and inclusion, which is at the very heart of our culture."*[1] In addition, we welcome the company's ranking on the Diversity Inc. "Top 50 Companies for Diversity" for the third consecutive year. However, we remain concerned that Comcast's board currently has just one female representative. This representation (8%) is significantly below the average for S&P 500 companies, where women constitute 19% of board members.

As long-term investors in Comcast, we encourage the Board of Directors to incorporate Comcast's commitment to diversity through an inclusive slate of nominees.

We welcome the opportunity to discuss this matter with you and the Board.

Sincerely,

Daniela Jaramillo
Sustainable Investment Specialist

---

[1] http://corporate.comcast.com/our-values/diversity-inclusion



UMC Benefit Board, Inc.

Caring For Those Who Serve

1901 Chestnut Ave.
Glenview, Illinois 60025-1604
800-851-2201

January 29, 2016

Arthur R. Block
General Counsel and Secretary
Comcast Corporation
One Comcast Center
Philadelphia, PA 19103

Re: Notification of withdrawal of shareholder resolution on technical grounds

Dear Mr. Block,

UMC Benefit Board, Inc. ("Benefit Board") hereby withdraws the shareholder resolution previously filed for consideration at the Comcast Corporation ("Comcast") 2016 annual meeting of shareholders. The resolution requests "...the Comcast Corporation Board of Directors prepare a report by September 2016, at reasonable expense and omitting proprietary information, on the steps Comcast Corporation is taking to foster greater diversity on its Board..."

Benefit Board continues to believe that a strong, independent, diverse board of directors, chosen from the widest pool of talent, serves shareholders best interests. Comcast's commitment to diversity among its employees and suppliers is clear, *"We recognize, celebrate and support diversity and inclusion, which is at the very heart of our culture."*[1] In addition, we welcome the company's ranking on the Diversity Inc. "Top 50 Companies for Diversity" for the third consecutive year. However, we remain concerned that Comcast's board currently has just one female representative. This representation (8%) is significantly below the average for S&P 500 companies, where women constitute 19% of board members.

As long-term investors in Comcast, we encourage the Board of Directors to incorporate Comcast's commitment to diversity through an inclusive slate of nominees.

We welcome the opportunity to discuss this matter with you and the Board.

Sincerely,

Daniela Jaramillo
Sustainable Investment Specialist

---

[1] http://corporate.comcast.com/our-values/diversity-inclusion

New York
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Washington DC
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Davis Polk

William H. Aaronson

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

212 450 4397 tel
212 701 5397 fax
william.aaronson@davispolk.com

January 12, 2016

Re: ***Shareholder Proposal Submitted by UMC Benefit Board, Inc.***

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
via email: *shareholderproposals@sec.gov*

Ladies and Gentlemen:

On behalf of our client, Comcast Corporation (the "**Company**"), we write to inform you of the Company's intention to exclude from its proxy statement and form of proxy for the Company's 2016 Annual Meeting of Shareholders (collectively, the "**2016 Proxy Materials**") a shareholder proposal and related supporting statement (the "**Proposal**") received from UMC Benefit Board, Inc. (the "**Proponent**").

We hereby respectfully request that the Staff of the Division of Corporation Finance (the "**Staff**") concur in our opinion that the Company may, for the reasons set forth below, properly exclude the aforementioned proposal from the 2016 Proxy Materials. The Company has advised us as to the factual matters set forth below.

Pursuant to Staff Legal Bulletin No. 14D (Nov. 7, 2008), we have submitted this letter and the related correspondence from the Proponent to the Staff via email to *shareholderproposals@sec.gov*. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent informing it of the Company's intention to exclude the Proposal from the 2016 Proxy Materials.

The Company plans to file its definitive proxy statement with the U.S. Securities and Exchange Commission (the "**SEC**") on or about April 1, 2016. Accordingly, pursuant to Rule 14a-8(j), we are submitting this letter not less than 80 days before the Company intends to file its definitive 2016 proxy statement.

We have concluded that the Proposal, which is attached hereto as Exhibit A, may properly be omitted from the 2016 Proxy Materials pursuant to the provisions of Rules 14a-8(b) and 14a-8(f)(1) because the Proponent has failed to establish in a timely manner that it had continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the Proposal at the shareholder meeting for at least one year by the date on which it submitted the Proposal.

Rule and Analysis

Rule 14a-8(b)(1) of the Securities Exchange Act of 1934, as amended, requires that, to be eligible to submit a proposal for a company's annual meeting, a shareholder must (i) have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date such shareholder submits the proposal and (ii) continue to hold those securities through the date of the meeting. Under Rule 14a-8(b)(2), if a proponent is not a registered shareholder of a company and has not made a filing with the SEC detailing the proponent's beneficial ownership of shares in the company (as described in Rule 14a-8(b)(2)(ii)), such proponent has the burden to prove that it meets the beneficial ownership requirements of Rule 14a-8(b)(1) by submitting to the company (i) a written statement from the "record" holder of the securities verifying that, at the time the proponent submitted the proposal, the proponent continuously held the requisite amount of such securities for at least one year and (ii) the proponent's own written statement that it intends to continue to hold such securities through the date of the meeting. For the purposes of Rule 14a-8(b)(2)(i), when the securities are held through the Depository Trust Company ("**DTC**"), the Staff has determined that "only DTC participants should be viewed as 'record' holders of securities." Staff Legal Bulletin No. 14F (Oct. 18, 2011). If the proponent fails to provide such proof of ownership at the time the proponent submits the proposal, the company must notify the proponent in writing of such deficiency within 14 calendar days of receiving the proposal. Where a proponent submits proof of ownership, but such proof of ownership does not meet the above requirements because it fails to cover the correct one-year period, the company's notice should "identify the specific date on which the proposal was submitted and explain that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect." Staff Legal Bulletin No. 14G (Oct. 16, 2012). A proponent's response to such notice of deficiency must be postmarked or transmitted electronically to the company no later than 14 days from the date the proponent receives the notice of deficiency.

In this case, the Proposal was submitted to the Company by mail on December 1, 2015 (the "**Submission Date**").[1] Accompanying the Proposal was a written statement from Mr. Dan Wesner at BNY Mellon (the "**BNY Mellon Letter**," a copy of which is attached hereto as Exhibit C). The BNY Mellon Letter was dated as of December 6, 2015 and stated:

> This letter will serve as confirmation that the UMC Benefit Board, Inc., as trustee, has continuously owned shares of Comcast Corporation (Ticker: CMCSA) common stock, since at least December 6, 2015, and that those shares have continuously maintained a market value of at least $2,000.00.

The BNY Mellon Letter failed to provide sufficient proof of ownership to demonstrate that the Proponent is eligible to submit the Proposal for inclusion in the Company's proxy under Rule 14a-8 because it failed to "verify the shareholder's beneficial ownership for the entire one-year

---

[1] Although dated as of December 6, 2015, the Proposal was received by the Company on December 2, 2015 and was sent by "UPS Next Day Air." Please find the UPS tracking detail attached as Exhibit B. We understand, therefore, that the proposal was postmarked the day before received, and the Submission Date for Rule 14a-8 purposes is December 1, 2015.

period preceding and including the date the proposal is submitted" and stated only that the Proponent had beneficially owned the requisite amount of Company shares since December 6, 2015—the same date on which the proof of ownership letter was dated.

Accordingly, because the Company was unable to verify the Proponent's eligibility to submit the Proposal, and, in compliance with the time restrictions set forth in Rule 14a-8, the Company sent a notice of deficiency (the "**Notice of Deficiency**," a copy of which is attached hereto as Exhibit D) to the Proponent on December 7, 2015 by email and overnight mail, requesting that the Proponent provide revised proof of ownership sufficient to comply with Rule 14a-8(b)(2) within 14 calendar days of its receipt of the Company's request. In accordance with the guidance set forth in Staff Legal Bulletin No. 14G (Oct. 16, 2012), the Notice of Deficiency expressly (a) identified the specific date on which the proposal was submitted for Rule 14a-8 purposes, (b) set forth the applicable Rule 14a-8 procedural requirements in detail, (c) identified the specific defect regarding the dates set forth in the BNY Mellon Letter and (d) explained that the Proponent must obtain a new proof of ownership letter verifying the Proponent's continuous ownership of the requisite amount of securities for the entire one-year period preceding and including the Submission Date to cure the defect.

On December 14, 2015, the Proponent sent a letter in response to the Notice of Deficiency, received by the Company on December 15, 2015 (the "**Response Letter**," a copy of which is attached hereto as Exhibit E), which included a written statement from Mr. Dan Wesner at BNY Mellon (the "**Revised BNY Mellon Letter**," a copy of which is attached hereto as Exhibit F).[2] The Revised BNY Mellon Letter was dated as of December 10, 2015 and stated:

> This letter will serve as confirmation that the UMC Benefit Board, Inc., as trustee, has continuously owned shares of Comcast Corporation (Ticker: CMCSA) common stock, since at least December 10, 2014, and that those shares have continuously maintained a market value of at least $2,000.00.

The Revised BNY Mellon Letter failed to comply with the Rule 14a-8 requirements described above and in the Notice of Deficiency because it did not cover the entire one-year period preceding and including the original Submission Date (December 1, 2015). The Revised BNY Mellon Letter stated only that the Proponent had beneficially owned the requisite amount of Company shares since December 10, 2014. Therefore, the Revised BNY Mellon Letter failed to provide sufficient proof of ownership to demonstrate that the Proponent is entitled to submit the Proposal for inclusion in the Company's 2016 proxy statement under Rule 14a-8.

For the reasons set forth above, we believe that the Proposal may be excluded from the Company's 2016 Proxy Materials pursuant to Rules 14a-8(b) and 14a-8(f)(1). The Company

---

[2] The Response Letter, dated as of December 10, 2015, and received by the Company on December 15, 2015 (three days after the submission deadline for Rule 14a-8 shareholders proposals submitted for inclusion in the Company's 2016 Proxy Materials), was styled as a "revised proposal," and the Proponent's cover letter requested the Company to "see the REVISED filing documents attached to this letter and disregard the previous documents dated December 6, 2015." The proposal submitted in the Response Letter was identical to the Proposal, however, so the Company has treated the Response Letter as simply providing the Revised BNY Mellon Letter. Were the Response Letter treated as a revised proposal (notwithstanding its untimeliness), it would not alter the above proof-of-ownership analysis. When a shareholder submits a revised proposal, "[the] shareholder must prove ownership as of the date the original proposal is submitted." See Staff Legal Bulletin No. 14F (Oct. 18, 2011) (emphasis added).

respectfully requests the Staff's concurrence with its decision to exclude the Proposal from its 2016 Proxy Materials and further requests confirmation that the Staff will not recommend enforcement action to the SEC if it so excludes the Proposal.

* * * * *

We would be happy to provide you with any additional information and answer any questions that you may have regarding this request. Should you disagree with the conclusions set forth herein, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (212) 450-4397 or Arthur R. Block, the Company's Executive Vice President, General Counsel and Secretary, at (215) 286-7564, if we may be of any further assistance in this matter.

Very Truly Yours,



William H. Aaronson

Enclosures

cc: Daniela Jaramillo
UMC Benefit Board, Inc.

Arthur R. Block
Comcast Corporation

EXHIBIT A



UMC Benefit Board, Inc.

Caring For Those Who Serve

1901 Chestnut Ave.
Glenview, Illinois 60025-1604
800-851-2201

December 6, 2015

Arthur R. Block
General Counsel and Secretary
Comcast Corporation
One Comcast Center
Philadelphia, PA 19103

Re: Shareholder Proposal

Dear Mr. Block:

UMC Benefit Board, Inc., as trustee, ("Benefit Board") is the legal owner of 465,140[1] shares of Comcast Corporation stock. Benefit Board acts as the trustee of assets related to various pension, health and welfare plans of The United Methodist Church, and of other church-related assets.

We are filing, the enclosed shareholder proposal for consideration at your 2016 Annual Meeting. In brief, the proposal requests Comcast Corporation to publish a comprehensive report of the steps Comcast Corporation is taking to foster greater diversity on its Board.

We are filing the enclosed shareholder proposal for inclusion in the 2016 proxy statement in accordance with SEC Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. Benefit Board has continuously held Comcast Corporation shares totaling at least $2,000 in market value for at least one year prior to the date of this filing. Proof of ownership is enclosed. Benefit Board will maintain the required ownership of Comcast Corporation stock through the date of the 2016 Annual Meeting. A representative of the filers will attend the Annual Meeting to move the resolution as required by SEC rules. We will withdraw the resolution if an agreement is reached. In future communications with Comcast Corporation, Benefit Board will be represented by our investments division, Wespath Investment Management (Wespath).

A growing number of studies show the clear link between board diversity and better stock market and financial performance. Benefit Board encourages Comcast Corporation to explore strategies to improve the inclusion of women and minority candidates in every pool from which Comcast Corporation board nominees are chosen, report on challenges experienced and progress achieved.

If you have any questions concerning this resolution or specific issues relating to the Benefit Board or Wespath Investment Management, please direct them to me at 847-866-4699 or djaramillo@wespath.com.

Sincerely,

Daniela Jaramillo
Sustainable Investment Specialist
Wespath Investment Management

---

[1] As of 11/23/2015.

WHEREAS: Comcast Corporation has only one woman on its Board of Directors.

We believe that diversity is a critical attribute of a well-functioning board and a measure of sound corporate governance.

Research confirms the strong business case for diversity on corporate boards. For example, the August 2012 Credit Suisse research report *Gender Diversity and Corporate Performance* links board diversity to better stock market and financial performance (higher return on equity, higher price/book ratios and improved growth prospects). It suggests several explanations for this better performance including a stronger mix of leadership skills, improved understanding of consumer preferences (women control more than two-thirds of U.S. consumer spending), and a larger candidate pool from which to select top talent. In 2014, Credit Suisse updated its research and observed similar results. Additionally, numerous studies suggest a critical mass of at least three women directors strengthens corporate governance.

An October 2014 PwC survey of institutional investors representing more than $11 trillion in assets observed that "nine out of 10 investors believe boards should be revisiting their director diversity policies, and 85% believe doing so will require addressing underlying impediments." This is consistent with growing investor engagement with companies on board diversity, as evidenced by state and city pension funds such as the California State Teachers' Retirement System (CalSTRs) and the pension funds of Connecticut, New York City and New York State.

Business leaders are also increasingly vocal about the benefits of greater gender balance in the workplace and on boards of directors. Leaders like Warren Buffet, Larry Fink of BlackRock and Sheryl Sandberg of Facebook are all calling for aggressive steps to improve board diversity.

Investment firms are confirming the value of a diverse board by directing capital to high-performing companies with strong female leadership representation. In 2014, U.K.-based Barclays launched an exchange-traded note based on an index of companies with female CEOs or directors. In the U.S., Bank of America, Morgan Stanley and Pax World Investments offer similar investment vehicles.

While we commend Comcast Corporation for including diversity among the priorities in its Corporate Governance Guidelines, the company still lags its peers with respect to the representation of women on its Board. S&P 500 boards have on average two women directors on their boards of directors according to a *2014 ISS Board Practices Study*. Women also account for a growing percentage of new board nominees, representing approximately 24% of new appointees to S&P 500 companies in 2014 (*2014 ISS Gender Diversity on Boards*).

Resolved: Shareholders request that the Comcast Corporation Board of Directors prepare a report by September 2016, at reasonable expense and omitting proprietary information, on the steps Comcast Corporation is taking to foster greater diversity on its Board including but not limited to the following:

1. The inclusion of women and minority candidates in every pool from which Board nominees are chosen and your company's plans to strengthen Board diversity;
2. An annual assessment of challenges experienced and progress achieved.

EXHIBIT B

Pages 15 through 16 redacted for the following reasons:
- -
FISMA & OMB Memorandum M-07-16

EXHIBIT C


BNY MELLON
ASSET SERVICING

December 6, 2015

Ms. Daniela Jaramillo
General Board of Pension and Health Benefits
1901 Chestnut Ave.
Glenview, IL 60025

Dear Ms. Jaramillo,

This letter will serve as confirmation that the UMC Benefit Board, Inc., as trustee, has continuously owned shares of Comcast Corporation (Ticker: CMCSA) common stock, since at least December 6, 2015, and that those shares have continuously maintained a market value of at least $2,000.00.

The security is currently held by Mellon Trust, Master Custodian, for UMC Benefit Board, Inc., as trustee, in our nominee name at Depository Trust Company.

Please contact me directly at 412-234-6468 with any questions.

Sincerely,

Dan Wesner
BNY Mellon
Global Institutional Accounting and Risk Solutions

EXHIBIT D



December 7, 2015

Re: Notice of deficiency regarding shareholder proposal for inclusion in Comcast's 2016 proxy statement

VIA EMAIL AND OVERNIGHT MAIL

Daniela Jaramillo
UMC Benefit Board, Inc.
1901 Chestnut Avenue
Glenview, IL 60025
Phone: 847-866-4699
djaramillo@wespath.com

Dear Ms. Jaramillo:

I am writing in reference to the letter submitted to Comcast Corporation (the "**Company**") by mail on December 1, 2015[1] (the "**Submission Date**") on behalf of UMC Benefit Board, Inc. (the "**UMC**"), proposing that the board of directors of the Company prepare a report by September 2016 on the steps the Company has taken to foster greater diversity on its board of directors (the "**Proposal**," a copy of which is attached hereto as Exhibit B) and requesting that we include the Proposal in our 2016 proxy statement.

A copy of Rule 14a-8 of the Securities Exchange Act of 1934, as amended, which sets forth the procedural and eligibility requirements applicable to shareholder proposals submitted for inclusion in proxy statements, is attached hereto for your reference as Exhibit C.

Rule 14a-8(b)(1) requires that, in order to be eligible to submit a proposal for inclusion in the Company's proxy statement, a shareholder must, among other things, have continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to vote on the proposal at the shareholder meeting for at least one year by the date such shareholder submits the proposal.

Under Rule 14a-8(b), a beneficial holder may prove its eligibility to submit a shareholder proposal for inclusion in the Company's proxy statement by submitting to the Company either of the following:

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[1] Although dated as of December 6, 2015, the Proposal was received by the Company on December 2, 2015 and was sent by "UPS Next Day Air." Please find the UPS tracking detail attached as Exhibit A. We understand, therefore, that the proposal was postmarked the day before received, and the Submissions Date for Rule 14a-8 purposes is December 1, 2015.

- a written statement from the "record" holder of the securities verifying that, at the time the beneficial holder submitted its proposal (in this case, on the Submission Date), the beneficial holder had continuously held the requisite amount of securities for at least one year; or

- if the beneficial holder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting its ownership of the shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the beneficial holder's ownership level, along with a written statement by the beneficial holder that it continuously held the required number of shares for the one-year period as of the date of the statement;

in each case, along with a written statement from the shareholder that it intends to continue holding the requisite amount of the applicable securities through the date of the shareholder meeting.

To help shareholders comply with the requirements of submitting proof of ownership to companies, the SEC's Division of Corporation Finance published Staff Legal Bulletin No. 14F on October 18, 2011 ("**SLB 14F**," a copy of which is attached hereto for your reference as Exhibit D) and Staff Legal Bulletin No. 14G on October 16, 2012 ("**SLB 14G**," a copy of which is attached hereto for your reference as Exhibit E). SLB 14F and SLB 14G provide that, for securities held through the Depository Trust Company ("**DTC**"), only DTC participants should be viewed as record holders of securities that are deposited at DTC. You can confirm whether UMC's broker or bank is a DTC participant by checking DTC's current participant list (the "**DTC Participant List**"), which is available on the Internet at: http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.pdf. If UMC holds shares through a broker or bank that is not a DTC participant, UMC will need to obtain proof of ownership from the DTC participant (or its affiliate) through which such broker or bank holds the shares. You should be able to find out the name of the appropriate DTC participant from UMC's broker or bank. If the DTC participant that holds UMC's shares knows the holdings of UMC's broker or bank, but does not know UMC's holdings, UMC may satisfy its proof of ownership requirements by submitting two proof-of-ownership statements—one from UMC's broker or bank confirming its ownership and the other from the DTC participant confirming the broker or bank's ownership. Please review SLB 14F and SLB 14G carefully before submitting any revisions to your proof of ownership materials in light of the discussion below to ensure that they are compliant with Rule 14a-8.

On the Submission Date, we received, together with the Proposal, a written statement from Mr. Dan Wesner at BNY Mellon (the "**BNY Mellon Letter**," a copy of which is attached hereto as Exhibit F). The BNY Mellon Letter was dated as of December 6, 2015 and stated:

> This letter will serve as confirmation that the UMC Benefit Board, Inc., as trustee, has continuously owned shares of Comcast Corporation (Ticker: CMCSA) common stock, since at least December 6, 2015, and that those shares have continuously maintained a market value of at least $2,000.00.

The BNY Mellon Letter fails to provide sufficient proof of ownership to demonstrate that UMC is entitled to submit the Proposal for inclusion in the Company's proxy under Rule 14a-8.

As noted above, UMC's proof of ownership letter must verify that, at the time the beneficial holder submitted its proposal, the beneficial holder had continuously held the requisite amount of securities for at least one year. In other words, the proof of ownership letter must "verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted." SLB 14F §C. The BNY Mellon Letter states only that UMC has beneficially owned the requisite amount of Comcast shares since December 6, 2015—the same date on which the proof of ownership letter is dated. In order to demonstrate that UMC is entitled to submit the Proposal for inclusion in the Company's 2016 proxy statement, a revised proof of ownership letter must be sent to the Company (per the timeline and with the additional revisions set forth below) stating that UMC has held the requisite amount of securities continuously for the entire one-year period preceding and including the Submission Date.

Additionally, the BNY Mellon Letter states:

> The security is currently held by Mellon Trust, Master Custodian, for UMC Benefit Board, Inc., as trustee, in our nominee name at Depository Trust Company.

As noted above, UMC's proof of ownership must be a written statement from the "record holder" of the relevant securities, meaning only the DTC participant through which UMC beneficially owned its securities, see SLB 14F §B.3, or such record holder's affiliate, see SLB 14G §B.1. We have reviewed the DTC Participant List and have found no participant by the name of "Mellon Trust, Master Custodian." In your revised proof of ownership letter, please ensure that the record holder of your securities, or its affiliate, clearly states either the actual name of the DTC participant in question as shown in the DTC Participant List and/or provides such entity's DTC participant number so that it can be identified by the Company. Furthermore, if the letter is provided by an entity other than the DTC participant in question, please include a clear confirmation that the entity actually submitting the proof of ownership is an affiliate of such DTC participant.[2]

Pursuant to Rule 14a-8, the revised written statement from the record holder (or its affiliate) reflecting UMC's continuous ownership of Comcast Class A Common Stock for one year prior to the Submission Date and demonstrating UMC's entitlement to submit the proposal must be postmarked or transmitted to us no later than 14 calendar days from your receipt of this letter, or we will not be able to consider UMC's proposal for inclusion in the Company's 2016 proxy statement, and we will submit a no-action request letter to the SEC's Division of Corporation Finance indicating that we do not intend to include UMC's proposal in such proxy statement.

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[2] Meaning that "the entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant." SLB 14G n.1.

We thank you for your interest in the Company. Should you wish to discuss this further, please do not hesitate to contact me at (215) 286-7564.

Very truly yours,



Arthur R. Block
Executive Vice President, General Counsel and Secretary

cc: William H. Aaronson
Christian Lang
Arthi Sridharan
Davis Polk & Wardwell LLP

EXHIBIT A

Pages 25 through 26 redacted for the following reasons:
- -
FISMA & OMB Memorandum M-07-16

EXHIBIT B



UMC Benefit Board, Inc.

Caring For Those Who Serve

1901 Chestnut Ave.
Glenview, Illinois 60025-1604
800-851-2201

December 6, 2015

Arthur R. Block
General Counsel and Secretary
Comcast Corporation
One Comcast Center
Philadelphia, PA 19103

Re: Shareholder Proposal

Dear Mr. Block:

UMC Benefit Board, Inc., as trustee, ("Benefit Board") is the legal owner of 465,140[1] shares of Comcast Corporation stock. Benefit Board acts as the trustee of assets related to various pension, health and welfare plans of The United Methodist Church, and of other church-related assets.

We are filing, the enclosed shareholder proposal for consideration at your 2016 Annual Meeting. In brief, the proposal requests Comcast Corporation to publish a comprehensive report of the steps Comcast Corporation is taking to foster greater diversity on its Board.

We are filing the enclosed shareholder proposal for inclusion in the 2016 proxy statement in accordance with SEC Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. Benefit Board has continuously held Comcast Corporation shares totaling at least $2,000 in market value for at least one year prior to the date of this filing. Proof of ownership is enclosed. Benefit Board will maintain the required ownership of Comcast Corporation stock through the date of the 2016 Annual Meeting. A representative of the filers will attend the Annual Meeting to move the resolution as required by SEC rules. We will withdraw the resolution if an agreement is reached. In future communications with Comcast Corporation, Benefit Board will be represented by our investments division, Wespath Investment Management (Wespath).

A growing number of studies show the clear link between board diversity and better stock market and financial performance. Benefit Board encourages Comcast Corporation to explore strategies to improve the inclusion of women and minority candidates in every pool from which Comcast Corporation board nominees are chosen, report on challenges experienced and progress achieved.

If you have any questions concerning this resolution or specific issues relating to the Benefit Board or Wespath Investment Management, please direct them to me at 847-866-4699 or djaramillo@wespath.com.

Sincerely,



Daniela Jaramillo
Sustainable Investment Specialist
Wespath Investment Management

[1] As of 11/23/2015.

WHEREAS: Comcast Corporation has only one woman on its Board of Directors.

We believe that diversity is a critical attribute of a well-functioning board and a measure of sound corporate governance.

Research confirms the strong business case for diversity on corporate boards. For example, the August 2012 Credit Suisse research report *Gender Diversity and Corporate Performance* links board diversity to better stock market and financial performance (higher return on equity, higher price/book ratios and improved growth prospects). It suggests several explanations for this better performance including a stronger mix of leadership skills, improved understanding of consumer preferences (women control more than two-thirds of U.S. consumer spending), and a larger candidate pool from which to select top talent. In 2014, Credit Suisse updated its research and observed similar results. Additionally, numerous studies suggest a critical mass of at least three women directors strengthens corporate governance.

An October 2014 PwC survey of institutional investors representing more than $11 trillion in assets observed that "nine out of 10 investors believe boards should be revisiting their director diversity policies, and 85% believe doing so will require addressing underlying impediments." This is consistent with growing investor engagement with companies on board diversity, as evidenced by state and city pension funds such as the California State Teachers' Retirement System (CalSTRs) and the pension funds of Connecticut, New York City and New York State.

Business leaders are also increasingly vocal about the benefits of greater gender balance in the workplace and on boards of directors. Leaders like Warren Buffet, Larry Fink of BlackRock and Sheryl Sandberg of Facebook are all calling for aggressive steps to improve board diversity.

Investment firms are confirming the value of a diverse board by directing capital to high-performing companies with strong female leadership representation. In 2014, U.K.-based Barclays launched an exchange-traded note based on an index of companies with female CEOs or directors. In the U.S., Bank of America, Morgan Stanley and Pax World Investments offer similar investment vehicles.

While we commend Comcast Corporation for including diversity among the priorities in its Corporate Governance Guidelines, the company still lags its peers with respect to the representation of women on its Board. S&P 500 boards have on average two women directors on their boards of directors according to a *2014 ISS Board Practices Study*. Women also account for a growing percentage of new board nominees, representing approximately 24% of new appointees to S&P 500 companies in 2014 (*2014 ISS Gender Diversity on Boards*).

Resolved: Shareholders request that the Comcast Corporation Board of Directors prepare a report by September 2016, at reasonable expense and omitting proprietary information, on the steps Comcast Corporation is taking to foster greater diversity on its Board including but not limited to the following:

1. The inclusion of women and minority candidates in every pool from which Board nominees are chosen and your company's plans to strengthen Board diversity;
2. An annual assessment of challenges experienced and progress achieved.

EXHIBIT C

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

    1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

    2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

        i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

        ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q, or in shareholder reports of investment companies under Rule 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Not to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Not to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

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10. Substantially Implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

2. The company must file six paper copies of the following:

    i. The proposal;

ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our

attention any materially false or misleading statements, under the following time frames:

i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

EXHIBIT D



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule

14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents.

We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

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[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC

participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

Home | Previous Page Modified: 10/18/2011

EXHIBIT E



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14G (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 16, 2012

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, SLB No. 14E and SLB No. 14F.

B. Parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Sufficiency of proof of ownership letters provided by affiliates of DTC participants for purposes of Rule 14a-8(b)(2)(i)

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)...."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date *before* the date the proposal was submitted, thereby leaving a gap between the date of verification and the date the proposal was submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

D. Use of website addresses in proposals and supporting statements

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8(d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

2. Providing the company with the materials that will be published on the referenced website

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become operational at, or prior to, the time the company files its definitive proxy materials.

3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

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[1] An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

[2] Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

[3] Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

[4] A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

http://www.sec.gov/interps/legal/cfslb14g.htm

EXHIBIT F



BNY MELLON
ASSET SERVICING

December 6, 2015

Ms. Daniela Jaramillo
General Board of Pension and Health Benefits
1901 Chestnut Ave.
Glenview, IL 60025

Dear Ms. Jaramillo,

This letter will serve as confirmation that the UMC Benefit Board, Inc., as trustee, has continuously owned shares of Comcast Corporation (Ticker: CMCSA) common stock, since at least December 6, 2015, and that those shares have continuously maintained a market value of at least $2,000.00.

The security is currently held by Mellon Trust, Master Custodian, for UMC Benefit Board, Inc., as trustee, in our nominee name at Depository Trust Company.

Please contact me directly at 412-234-6468 with any questions.

Sincerely,



Dan Wesner
BNY Mellon
Global Institutional Accounting and Risk Solutions

EXHIBIT E



UMC Benefit Board, Inc.

Caring For Those Who Serve

1901 Chestnut Ave.
Glenview, Illinois 60025-1604
800-851-2201

December 10, 2015

Arthur R. Block
General Counsel and Secretary
Comcast Corporation
One Comcast Center
Philadelphia, PA 19103

Re: REVISED Shareholder Proposal, 2016 AGM

Dear Mr. Block:

We have received your letter of notification of deficiency regarding the proposal we sent on behalf of UMC Benefit Board, Inc. for the 2016 AGM. Please see the REVISED filing documents attached to this letter and disregard the previous documents dated December 6, 2015.

If you have any questions please direct them to me at 847-866-4699 or djaramillo@wespath.com.

Sincerely,

Daniela Jaramillo
Sustainable Investment Specialist
Wespath Investment Management



UMC Benefit Board, Inc.

Caring For Those Who Serve

1901 Chestnut Ave.
Glenview, Illinois 60025-1604
800-851-2201

December 10, 2015

Arthur R. Block
General Counsel and Secretary
Comcast Corporation
One Comcast Center
Philadelphia, PA 19103

Re: Shareholder Proposal

Dear Mr. Block:

UMC Benefit Board, Inc., as trustee, ("Benefit Board") is the legal owner of 477,340[1] shares of Comcast Corporation stock. Benefit Board acts as the trustee of assets related to various pension, health and welfare plans of The United Methodist Church, and of other church-related assets.

We are filing, the enclosed shareholder proposal for consideration at your 2016 Annual Meeting. In brief, the proposal requests Comcast Corporation to publish a comprehensive report of the steps Comcast Corporation is taking to foster greater diversity on its Board.

We are filing the enclosed shareholder proposal for inclusion in the 2016 proxy statement in accordance with SEC Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. Benefit Board has continuously held Comcast Corporation shares totaling at least $2,000 in market value for at least one year prior to the date of this filing. Proof of ownership is enclosed. Benefit Board will maintain the required ownership of Comcast Corporation stock through the date of the 2016 Annual Meeting. A representative of the filers will attend the Annual Meeting to move the resolution as required by SEC rules. We will withdraw the resolution if an agreement is reached. In future communications with Comcast Corporation, Benefit Board will be represented by our investments division, Wespath Investment Management (Wespath).

A growing number of studies show the clear links between board diversity and better stock market and financial performance. Benefit Board encourages Comcast Corporation to explore strategies to improve the inclusion of women and minority candidates in every pool from which Comcast Corporation board nominees are chosen, report on challenges experienced and progress achieved.

If you have any questions concerning this resolution or specific issues relating to the Benefit Board or Wespath Investment Management, please direct them to me at 847-866-4699 or djaramillo@wespath.com.

Sincerely,

Daniela Jaramillo
Sustainable Investment Specialist
Wespath Investment Management

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[1] As of 12/07/2015.

WHEREAS: Comcast Corporation has only one woman on its Board of Directors.

We believe that diversity is a critical attribute of a well-functioning board and a measure of sound corporate governance.

Research confirms the strong business case for diversity on corporate boards. For example, the August 2012 Credit Suisse research report *Gender Diversity and Corporate Performance* links board diversity to better stock market and financial performance (higher return on equity, higher price/book ratios and improved growth prospects). It suggests several explanations for this better performance including a stronger mix of leadership skills, improved understanding of consumer preferences (women control more than two-thirds of U.S. consumer spending), and a larger candidate pool from which to select top talent. In 2014, Credit Suisse updated its research and observed similar results. Additionally, numerous studies suggest a critical mass of at least three women directors strengthens corporate governance.

An October 2014 PwC survey of institutional investors representing more than $11 trillion in assets observed that "nine out of 10 investors believe boards should be revisiting their director diversity policies, and 85% believe doing so will require addressing underlying impediments." This is consistent with growing investor engagement with companies on board diversity, as evidenced by state and city pension funds such as the California State Teachers' Retirement System (CalSTRs) and the pension funds of Connecticut, New York City and New York State.

Business leaders are also increasingly vocal about the benefits of greater gender balance in the workplace and on boards of directors. Leaders like Warren Buffet, Larry Fink of BlackRock and Sheryl Sandberg of Facebook are all calling for aggressive steps to improve board diversity.

Investment firms are confirming the value of a diverse board by directing capital to high-performing companies with strong female leadership representation. In 2014, U.K.-based Barclays launched an exchange-traded note based on an index of companies with female CEOs or directors. In the U.S., Bank of America, Morgan Stanley and Pax World Investments offer similar investment vehicles.

While we commend Comcast Corporation for including diversity among the priorities in its Corporate Governance Guidelines, the company still lags its peers with respect to the representation of women on its Board. S&P 500 boards have on average two women directors on their boards of directors according to a *2014 ISS Board Practices Study*. Women also account for a growing percentage of new board nominees, representing approximately 24% of new appointees to S&P 500 companies in 2014 (*2014 ISS Gender Diversity on Boards*).

Resolved: Shareholders request that the Comcast Corporation Board of Directors prepare a report by September 2016, at reasonable expense and omitting proprietary information, on the steps Comcast Corporation is taking to foster greater diversity on its Board including but not limited to the following:

1. The inclusion of women and minority candidates in every pool from which Board nominees are chosen and your company's plans to strengthen Board diversity;
2. An annual assessment of challenges experienced and progress achieved.

EXHIBIT F


BNY MELLON
ASSET SERVICING

December 10, 2015

Ms. Daniela Jaramillo
General Board of Pension and Health Benefits
1901 Chestnut Ave.
Glenview, IL 60025

Dear Ms. Daniela Jaramillo,

This letter will serve as confirmation that the UMC Benefit Board, Inc., as trustee, has continuously owned shares of Comcast Corporation (Ticker: CMCSA) common stock, since at least December 10, 2014, and that those shares have continuously maintained a market value of at least $2,000.00.

The security is currently held by The Bank of New York Mellon, Custodian, for UMC Benefit Board, Inc., in our nominee name at Depository Trust Company.

Please contact me directly at 412-234-6468 with any questions.

Sincerely,

Dan Wesner
BNY Mellon
Global Institutional Accounting and Risk Solutions